EXHIBIT 3.5

An option (“Option”) is hereby given to each of the Shareholders of record as of September 28, 2016 (the “Holders”). The aforesaid Option is as follows: to purchase shares of Preferred Stock of the Corporation at $0.0001 per share par value (the “Preferred Stock”) in an amount equal to the lesser of (a) the number of shares of common stock held by such Shareholder on September 28, 2016, or (b) the number of shares of common stock held by such Shareholder on date of the Shareholder’s exercise of the aforesaid Option. The Preferred Stock shall have the following general rights, preferences, privileges and restrictions:

, as amended and restated:

A.	No Dividends: Holders of Preferred Stock shall not be entitled to receive annual or other dividends.

B.

Liquidation Preference: In the event of any liquidation or winding up of the Company, the holders of the Preferred Stock will not be entitled to receive in preference to the holders of Common Stock an amount equal to their purchase price under this Option, subject to proportional adjustment for stock splits, stock dividends, recapitalizations, and the like on a pro rata basis with the Common Stock("Liquidation Amount").

C.	No Conversion:The holders of the Preferred Stock will not have the right to convert their Preferred Stock at any time into shares of Common Stock.

D.

Certain Antidilution Protection: There is antidilution protection to the Voting Rights of the Preferred Stock solely subject to proportional adjustment for stock splits, stock dividends, recapitalizations, and the like and not for other matters such as additional stock issuances or price adjustments.

E.	Voting Rights:

1.	Other than Directors. The holders of each share of Preferred Stock will have a right to that number of votes equal to one share of Common Stock.

2.

Directors. The holders of Preferred Stock voting separately shall be entitled to elect such number of directors as to be a majority of the Board. The remaining directors shall be elected by the Preferred Stock and Common Stock voting together.

3.

Protective Provisions: Consent of the holders of 75% of the Voting Rights of the outstanding Preferred Stock shall be required for: (i) any amendment or change of the rights, preferences, privileges, or powers of, or the restrictions provided for the benefit of, the Preferred Stock; (ii) increases or decreases the authorized number of shares of Common or Preferred Stock; (iii) any action that authorizes, creates, or issues shares of any class of stock having preferences superior to or on parity with the Preferred Stock; (iv) any action that reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on parity with the preference of the Preferred Stock; (v) any amendment of the Company's Articles of Incorporation or Bylaws that adversely affects the rights of the Preferred Stock; (vi) any merger or consolidation of the Company with one or more other corporations in which the shareholders of the Company immediately after such merger or consolidation hold stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation; (vii) the sale of all or substantially all the Company's assets; (viii) the liquidation or dissolution of the Company; (ix) the declaration or payment of a dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock); (x) the license by the Company of any of its Technology of such a manner as to have the same economic effect as a sale or disposition of all or substantially all of the assets of the Company; (xi) the repurchase by the Company of any shares of its capital stock, except redemption or repurchase of shares of common stock from employees or consultants upon termination of their employment or service pursuant to agreements providing for such repurchase; or (xii) changes the authorized size of the Company's Board unless required during a future financing.

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F.	This Option may only be exercised upon the following events:

1.	The acquisition of a Controlling interest by a shareholder other than the Original Holders hereunder.

a.

Controlling interest" defined."Controlling interest" means the ownership of outstanding voting shares of the Company sufficient to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise one-fifth or more of all the voting power of the Company in the election of directors or any other business matter on which shareholders have the right to vote under Wyoming Law.

2.

Prior to any proposed merger, consolidation (in which the Company's common stock is changed or exchanged) or sale of at least 50% of the Company's assets or earning power (other than a reincorporation).

G.	The right to exercise this option shall terminate on December 31, 2023.

H.	This Option is not assignable except to any person or entity deemed an Affiliate of the Option Holder as the term Affiliate is defined under SEC Rule 144.

I.

Proportional Adjustment to Option. In the event that, at the time the Option becomes exercisable, the total number of authorized Preferred Shares is less than the lesser of (a) the number of shares of common stock held by the Holders on September 28, 2016, or (b) the number of shares of common stock held by such Holders on the date on which the Option becomes exercisable (such lesser amount of shares of common stock hereinafter referred to as the “Total Holder Shares”), then the number of shares of Preferred Stock that each Holder can purchase in connection with the Option shall be proportionally reduced to a percentage (of such Holder’s Total Holder Shares) that is equal to the percentage calculated by dividing the total number of authorized shares of Preferred Stock by the Total Holder Shares. The provisions of this Section are subject to the provisions of Section D of the Option.

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